SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 8, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces a network sharing arrangement with Hot Mobile.

PARTNER COMMUNICATIONS ANNOUNCES A
NETWORK SHARING ARRANGEMENT WITH HOT MOBILE

ROSH HA'AYIN, Israel, November 8, 2013 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the entering into a network sharing arrangement today with HOT Mobile Ltd. (“Hot Mobile”), a wholly owned subsidiary of Hot Telecommunication Systems Ltd., an Israeli cellular telecommunication operator.

Partner and Hot Mobile have entered into a 15-year network sharing agreement (“NSA”), the scope and terms of which are subject to approvals by the Israeli authorities, including the Antitrust Authority. Pursuant to the NSA, the parties would create a 50%-50% joint venture (“JV”), which would operate and develop a cellular network to be shared by both companies (inter alia, as a result of pooling both companies' radio access network infrastructures to create a single radio access network) (the "Shared Network"). The JV will operate to optimize the Shared Network by reducing the number of network sites, while improving network coverage and capacity and introducing new technology, in order to improve network efficiency, optimize operating costs and reduce environmental impact.

Both companies will continue to compete and differentiate their services and each company will continue to retain and to operate its own core network, and will be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales.

According to the provisions of the NSA, Hot Mobile will pay Partner a onetime amount, which will be paid by the beginning of year 2017, and afterwards each party will bear half of the capital expenditure (CAPEX) required for the erection of new network sites and the upgrade of the Shared Network. The bearing of the operating costs of the Shared Network will be according to a mechanism that was set and which is based, inter-alia, on the scope of the traffic in the Shared Network that each party will use.

As an intermediate phase, Partner and Hot Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016 ("ROU"), under which Partner will grant Hot Mobile, when possible, rights of use of its cellular network in order to supplement Hot Mobile’s network coverage. According to the ROU, Hot Mobile will pay Partner fixed base payments with additional variable payments, mainly determined by the volume of traffic.

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The network sharing arrangement is expected to increase the capacity, to improve the coverage and quality and to accelerate the development of Partner’s cellular network infrastructure, while reducing operating costs.

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The Shared Network will offer significant environmental benefits for the citizens of the State of Israel by reducing the number of network sites, gaining not only visual improvement but also a reduction in power consumption and required maintenance.

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The network sharing arrangement marks an additional step in the adjustment of Partner's operational structure to the changing market conditions, while continuing to allocate resources to improve the advanced services that the Company provides its customers on the most advanced cellular network in Israel.

Mr. Haim Romano, Partner’s Chief Executive Officer, noted: "We are heeding the call of the Minister of Communications, Mr. Gilad Erdan, for cooperation between the operators in order to reduce the number of network sites and to combine, as much as possible, the cellular operators' infrastructures, taking into account environmental protection considerations and public opinion regarding network sites. This cooperation, the first of its kind in Israel, will increase competition in a manner that will benefit the consumer, will develop advanced cellular infrastructures and enable maximal utilization of the existing spectrum for the benefit of launching the fourth generation services. In addition, the cooperation will address the surging demand for mobile data services, will significantly improve the customer's experience and will enable him to enjoy the  most advanced services in Israel."

Forward-looking statements
This press release contains forward-looking statements regarding anticipated benefits for the Company in terms of reduced network operating costs and accelerated improvements in its cellular network infrastructure quality and capacity as a result of  entering into a network sharing agreement with Hot Mobile. These forward-looking statements are based on management’s current beliefs and expectations, and are not guarantees of future performance. Future results may differ materially from those anticipated by these forward-looking statements in the event that, among other potential risks, HOT experiences credit or payment difficulties and cannot contribute effectively to the financing of the JV; the elimination of network sites results in lower operational savings than expected; Israeli authorities do not approve the network sharing agreement or require changes which would render the agreement unattractive from the Company’s perspective; the JV experiences management deadlock; or the parties' existing agreements with other Israeli telecommunications companies limit the parties' ability to realize their objectives. If such risks materialize, it may not be possible to establish the JV as the parties intend or at all, the benefits from a pooled infrastructure may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the network sharing arrangement. For a description of other risks potentially impacting the Company’s business and strategic development, see the Company's Annual Report on Form 20-F on the Company’s website (http://www.orange.co.il).

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 8, 2013